Exhibit 99.1

Polestar publishes selected results for the third quarter and updates FY 2024 guidance

•	Retail sales totalled 12,548 cars in Q3 2024, down 8% versus Q3 2023

•	Revenue USD 551 million in Q3 2024, down 10% versus Q3 2023 on lower volume and competitive market conditions

•

USD -323 million net loss and USD -180 million adjusted EBITDA; an adjusted EBITDA improvement of 28%, versus Q3 2023, reflecting continuous management actions reducing selling, administrative and general expenses

•	USD 501 million cash balance at end Q3 2024; secured over USD 800 million in bank facilities in December

•	Updated FY 2024 guidance

GOTHENBURG, SWEDEN – 16 January 2025. Polestar (Nasdaq: PSNY) today presents selected preliminary unaudited results for the third quarter and first nine months of 2024.

Key financial highlights

(in millions of U.S. dollars)

	For the nine months ended September 30,			For the three months ended September 30,
	2024	2023 (restated)[1]	Change%	2024	2023 (restated)[1]	Change%
Revenue	1,456.5	1,846.3	(21)	550.7	608.6	(10)
Gross margin %	(2.4)	1.0	N\A	(1.4)	(0.6)	N/A
Adjusted EBITDA	(602.6)	(677.1)	(11)	(180.5)	(252.3)	(28)
Cash balance	500.9	951.1	(47)	500.9	951.1	(47)

1.

”Restated” refers to the restated 2023 financial information contained within the Annual Report on Form 20-F, filed with the SEC on August 14, 2024. In connection with the disclosure made below by Polestar that it has identified misstatements in certain 2022 and 2023 balance sheet and cash flow statements that it intends to correct by a subsequent restatement of certain full and half-year financial statements relating to those years, small adjustments to the 2023 income statements are also expected to be made that will affect some of the figures published above in the table. While the adjustments that would impact certain of the figures in above table are not expected to be material, you are hereby advised not to place undue reliance on these figures. As more fully described in the Company’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission today, the Company expects to restate and re-issue certain historical financial information including its audited financial statements for full year 2023 and its interim financial information for the six-month period ended June 30, 2023.

For the nine months ended September 30, 2024

•	Revenue decreased by USD 389.8 million or 21%, mainly due to lower global vehicle sales of Polestar 2, higher discounts in a competitive market and a delay in sales ramp up of new carlines.

•

Gross margin decreased by 3.4 pts to a gross loss of 2.4% with increased discounts for Polestar 2 and negative impact from IP related to the Polestar 2 previously depreciated into Research and Development and now capitalised into inventory and released into cost of sales upon inventory sales.

•

Adjusted EBITDA increased by USD 74.5 million or 11% reflecting continuous management actions reducing selling, administrative and general expenses, as well as impact of reclassification of IP depreciation related to Polestar 2 (see above) offset by lower gross margin.

•	Cash balance reduced by USD 450 million to USD 501 million, impacted by a negative operating cashflow and cashflow from investing activities.

For the three months ended September 30, 2024

•	Revenue decreased by USD 57.9 million or 10% mainly due to lower global vehicle sales of Polestar 2, higher discounts in a competitive market and a delay in sales ramp up of new carlines.

•

Gross margin decreased by 0.8 pt to a gross loss of 1.4% with increased discounts for Polestar 2 and IP impact related to the Polestar 2 (see above), slightly offset by the start of new carline sales at the end of the quarter, improving margins.

•

Adjusted EBITDA increased by USD 71.8 million reflecting continuous management actions reducing selling, administrative and general expenses in addition to positive margin impact of new car lines sales.

Key Loan facilities / funding highlights

Given market conditions and the Company’s anticipated performance in 2024, the Company, alongside Geely, has engaged in constructive dialogue with its USD 950 million club loan lenders, who remain supportive. The club-loan lenders have agreed to amend the revenue covenant for 2024 to ensure its compliance and have also agreed to waive testing of the year end 2024 and Q1 2025 debt ratio covenant. The Company expects to continue having a constructive dialogue with lenders regarding its future club loan obligations.

In December, the Company secured over USD 800 million in 12-month term facilities, provided by several banks. The Company is working on securing an additional 12-month loan facility of over USD 400 million. This proposed new facility is approved by the lender’s credit committee and is expected to be available to the Company later this month.

Approximately one fourth of proceeds from the new secured facilities are expected to be used to repay other loans, with remaining proceeds being available to support the Company’s working capital needs going forward. The Company is still at a comfortable debt level in relation to its loan covenants.

Non-Reliance on 2022 and 2023 previously issued financial statements

The Company has announced on a Form 6-K filed with the SEC today that it intends to restate its audited financial statements for the years ended 2022 and 2023 as well as its unaudited interim financial results for the six-month periods ended June 30, 2023 and June 30, 2024.

As noted in the Form 6-K filed earlier today, the primary reason for this restatement decision relates to balance sheet errors concerning the Company’s unique tooling, which have resulted in an underreporting of assets and accrued liabilities in matching amounts for the periods referenced above.

The correction of these balance sheet errors will have no impact on previously reported revenue, operating loss, net loss, adjusted EBITDA or net assets, nor do these corrections affect the Company’s underlying business operations, cash position, or liquidity.

A reclassification of cash flows between operating and investing activities and other smaller errors that have been identified will also be corrected as part of this restatement process. Please see the Form 6-K for further details.

Financial guidance

As a result of continued adverse market conditions, Polestar is today updating its guidance for 2024 and the fourth quarter. Prior expectations were for revenue in the year to be similar to that in 2023, and for a positive gross profit margin in the fourth quarter. For full year 2024 the Company now expects a mid-teens percentage decline in revenue and a negative gross margin around the same level as full year 2023, as the fourth quarter product mix was negatively impacted by fewer than expected Polestar 3 and Polestar 4 sales. Other one-time events also contributed to a difficult Q4, including a market value adjustment of inventory as well as continuing market pressure from discounting. A solid order intake for new models in late Q4 signals an encouraging start to 2025.

To better position the Company for future fundraising and lower transaction costs, Polestar is exploring the possibility of conducting a change of the ratio of its American Depositary Shares to its ordinary shares, which is currently 1:1.

Key recent developments

•	Michael Lohscheller appointed President and CEO, effective from October 2024

•	Jean-François Mady appointed as Chief Financial Officer, effective from October 2024

•	Jonas Engström appointed as Chief Operating Officer, effective from December 2024

•

Board strengthened through appointment of two new independent directors, Christine Gorjanc (who also serves as chair of the audit committee) and Xiaojie (Laura) Shen, as well as another director, Francesca Gamboni, who also serves as Volvo Cars’ Chief Manufacturing & Supply Chain Officer

Key business and operational highlights

•	Polestar 3 long-range single motor starts production in USA, with a certified WLTP range of 706 km

•	Polestar drivers in North America now have access to Tesla Superchargers

•	Plug and Charge capability announced for Polestar 3

•	New retail partners and active selling model implemented across major markets

Preliminary key operational highlights6

The below table summarises key preliminary operational highlights as of and for the nine and three months ended September 30, 2024:

	For the nine months ended September 30,		% Change	For the three months ended September 30,		% Change
	2024	2023		2024	2023
Retail sales [1]	32,596	41,156	(21)	12,548	13,666	(8)
- including external vehicles with repurchase obligations	1,170	1,955	(40)	182	684	(73)
- including internal vehicles[2]	2,204	1,718	28	1,243	1,058	17

	For the nine months ended September 30,		Change
	2024	2023
Markets[3]	27	27	0
Locations[4]	187	157	30
Service points[5]	1,170	1,135	35

(1)

Retail Sales figures, which Polestar publishes quarterly from now on, are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders’ channels across all markets irrespective of their market model and setup and may or may not generate directly revenue for Polestar.

(2)

Internal sales are units that are intended to be used by Polestar, Polestar Spaces, Polestar Destinations, Polestar Test Drive Centers, for the purpose of demonstration, press cars, company vehicles, courtesy cars, and such like.

(3)	Represents the markets in which Polestar operates.
(4)	Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
(5)	Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.
(6)	These are preliminary estimates and are subject to revision as part of the annual audit process

Unaudited Reconciliation of GAAP and Non-GAAP Results

In December 2024, the Company changed the calculation for Adjusted EBITDA. Refer to the Non-GAAP financial measures section of the press release for more details. Adjusted EBITDA for the comparative period is recast for the new calculation and presented alongside the historical calculation for comparability.

Adjusted EBITDA

(in millions of U.S. dollars)	For the nine months ended September 30,		For the three months ended September 30
	2024	2023	2024	2023
Net loss	(862.6)	(516.3)	(323.1)	(175.4)
Fair value change – Earn-out rights	(76.7)	(388.6)	62.9	(155.6)
Fair value change – Class C Shares	1.5	(18.0)	4.0	(7.2)
Finance income	(8.1)	(21.5)	(28.0)	(9.0)
Finance expense	261.4	157.4	85.5	64.8
Income tax expense	6.0	14.0	(11.0)	7.0
Depreciation and amortization	75.9	112.2	29.2	39.4
Gain on asset grouping sold to a related party	–	(16.3)	–	(16.3)

Adjusted EBITDA (non-GAAP)	(602.6)	(677.1)	(180.5)	(252.3)

Adjusted EBITDA (Company’s historical calculation)

(in millions of U.S. dollars)	For the nine months ended September 30, 2023	For the three months ended September 30, 2023
Net loss	(516.3)	(175.4)
Fair value change – Earn-out rights	(388.6)	(155.6)
Fair value change – Class C Shares	(18.0)	(7.2)
Interest income	(21.5)	(9.0)
Interest expense	134.3	60.4
Income tax expense	14.0	7.0
Depreciation and amortization	98.8	36.8

Adjusted EBITDA (historical calculation non-GAAP)	(697.3)	(243.0)

Conference call

A conference call with management will follow today’s strategy and business update, which begins at 2pm CET. The update will be streamed online, with the conference call to follow immediately thereafter. Access details can be found under Events on the Polestar Investor Relations website.

Calendar

Polestar intends to publish preliminary unaudited condensed full-year and fourth quarter results on 6 March 2025.

Notes

All financial figures are in millions of U.S. dollars (USD). Unless stated otherwise, the performance shown in this press release covers the nine-month period to 30 September 2024 (9M YTD 2024) and the three-month period to 30 September 2024 (Q3 2024), compared to the nine-month period to 30 September 2023 (9M YTD 2023) and the three-month period to 30 September 2023 (Q3 2023), respectively.

Contacts

Investor Relations

ir@polestar.com

Theo Kjellberg

Head of Corporate Communications

theo.kjellberg@polestar.com

Non-GAAP financial measures

Polestar uses both generally accepted accounting principles (‘GAAP,’ i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, for internal comparisons to historical performance, and for financial decision-making purposes. Polestar believes certain non-GAAP financial measures are helpful to investors as they provide a useful perspective on underlying business trends and assist in period-on-period comparisons.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for alternative financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar’s operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided above.

The non-GAAP financial measure used in this press release is Adjusted EBITDA:

Adjusted EBITDA is calculated as net loss, adjusted to exclude listing expense, fair value change—Earn-out rights, fair value change—Class C Shares, finance expense, finance income, income tax benefit (expense), depreciation and amortization, and impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets, restructuring costs, disposals of investments, and unusual operating income and expenses that are considered rare or discrete events and are infrequent in nature. Depreciation and amortization includes (1) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) and (2) depreciation and amortization expense. Restructuring costs include expenses associated with programs that were planned and controlled by management, and materially changed either (1) the scope of a business undertaken by the Group or (2) the manner in which business is conducted. Disposals of investments include disposals of, by sales or otherwise, (1) debt or equity financial instruments issued by another entity that are held as investments, (2) intangible assets, (3) property, plant, and equipment, and (4) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the core business prior to the impact of any adjusting items.

Prior to December 2024, adjusted EBITDA was calculated as net loss, adjusted for listing expense, fair value change—Earn-out rights, fair value change—Class C Shares, interest income, interest expense, income tax benefit (expense), depreciation and amortization, and the impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets. The calculation was refined in December 2024 to change interest income and interest expense to finance income and finance expense, respectively, in order to exclude the effects of all items associated with financing activities of the Group instead of only interest related items. Additionally, exclusions for restructuring costs, disposals of investments, and unusual operating income and expenses that are considered rare or discrete events and are infrequent in nature were added to the calculation to further refine management’s view of earnings from core operations. The definition of depreciation and amortization was also changed to include depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) to account for the Group’s change in the pattern of consumption of the future economic benefits embodied in internally developed and acquired intellectual property for the Polestar 2 from the straight-line method to units of production method in the fourth quarter of the year ended December 31, 2023. This method is also applicable to internally developed and acquired intellectual property for the Polestar 3 which entered production in the fourth quarter of the year ended December 31, 2023 and the Polestar 4 which entered production in the first quarter of the year ended December 31, 2024. The change to the definition of depreciation and amortization clarifies that the impact of all depreciation and amortization, irrespective of methodology and expense nature, is excluded from net loss for this measure. These changes provide a clearer view of earnings from core operations from management’s perspective and improve comparability of earnings from core operations across reporting periods. Accordingly, Adjusted EBITDA for the comparative period is recast for the new calculation and presented alongside the historical calculation for comparability.

Statement Regarding Preliminary Unaudited Financial and Operational Results

The unaudited financial and operational information published in this press release is preliminary and subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from work performed during Polestar’s year-end audit. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the preliminary unaudited operational and financial information published in this press release should not be considered a substitute for the financial information filed with the SEC in Polestar’s Annual Reports on Form 20-F.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 27 markets globally across North America, Europe and Asia Pacific.

Polestar has three models in its line-up: Polestar 2, Polestar 3, and Polestar 4. Planned models include the Polestar 5 four-door GT (to be introduced in 2025), the Polestar 6 roadster and the Polestar 7 compact SUV. With its vehicles currently manufactured on two continents, North America and Asia, Polestar plans to diversify its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-Looking Statements

Certain statements in this press release (‘Press Release’) may be considered ‘forward-looking statements’ as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as ‘may’, ‘should’, ‘expect’, ‘intend’, ‘will’, ‘estimate’, ‘anticipate’, ‘believe’, ‘predict’, ‘potential’, ‘forecast’, ‘plan’, ‘seek’, ‘future’, ‘propose’ or ‘continue’, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars, Geely and Xingji Mezu Group, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) the identification and remediation of accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar’s preliminary view of such errors and the successful filing of restatements of any SEC reports; (7) Polestar’s ability to continue to meet stock exchange listing standards; (8) changes in domestic and foreign business, market, financial, political and legal conditions; (9) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (10) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (11) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (12) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (13) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (14) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employes; (15) risks related to future market adoption of Polestar’s offerings; (16) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (17) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (18) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (19) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (20) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (21) the outcome of any potential litigation, including litigation involving Polestar and Polestar Automotive US Investment Inc. (formerly known as Gores Guggenheim, Inc.), government and regulatory proceedings, tax audits, investigations and inquiries; (22) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (23) the impact of the ongoing conflict between Ukraine and

Russia and in Israel, the Gaza Strip and the Red Sea; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.